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                  Filer: Santa Fe Synder Corporation
                  Pursuant to Rule 425 und the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
                  Subject Company: Santa Fe Snyder Corporation
                  Commission File No. 1-7667

On May 26, 2000, Devon Energy Corporation and Santa Fe Snyder Corporation issued the following press release:

[Devon Logo]                                     [Santa Fe Synder Logo]

Devon Energy Corporation                         Santa Fe Snyder Corporation
20 North Broadway, Suite 1500                    840 Gessner, Suite 1400
Oklahoma City, Oklahoma 73102-8260               Houston, TX 77024


FOR IMMEDIATE RELEASE

           Devon Energy Corporation                Santa Fe Snyder Corporation

Media contacts:     Vince White                           Kathy E. Hager
                    VP Corp. Communications               VP, Public Affairs
                    (405) 552-4505                        (713) 507-5315

Investor contacts:  Zack Hager                            John o;Keefe
                    Investor Relations                    VP, Investor Relations
                    (405) 552-4526                        (713) 507-5775

For additional information:  http:/www.devonenergy.com
                             http:/www.santafa-snyder.com


                    DEVON ENERGY AND SANTA FE SNYDER TO MERGE

OKLAHOMA CITY and HOUSTON - May 26, 2000 - Devon Energy Corporation (AMEX:DVN, TSE:NSX) and Santa Fe Snyder Corporation (NYSE:SFS) announced today that they have agreed to merge. The merger would form a top-five U.S.-based independent oil and gas company. The company will continue to be named Devon Energy Corporation and will remain headquartered in Oklahoma City.

o The transaction would create an international oil and gas company with a pro forma enterprise value of approximately $9 billion.

o The company would rank in the top 5 of all U.S.-based independent oil and gas producers in terms of market capitalization, total proved reserves and annual production.

o On a combined basis, the company would have total proved reserves of approximately 1.1 billion barrels of oil equivalent.

o The companies have substantial property overlap in core operating regions including the Permian Basin, the Rocky Mountains and the Gulf of Mexico.

o Some 76 percent of the company's reserves would be located in North America. These reserves are weighted 58 percent to natural gas.

o The company also would have substantial international reserves, including Azerbaijan, Southeast Asia and South America.

o The companies expect to realize annual cost savings of $30 to $35 million.

J. Larry Nichols, President and CEO of Devon, commented, "Our two companies are stronger and better positioned to compete together than either would be independently. Both our companies have been active with the drill bit, and both have been active acquirers/consolidators. Our larger platform should enhance both strategies."

James L. Payne, Chief Executive Officer of Santa Fe Snyder, said, "Devon and Santa Fe are uniquely positioned to create additional shareholder value. The combination will be predominately North American but will also offer significant international upside potential."

                           MAJOR TERMS AND CONDITIONS

Under the terms of the agreement, Santa Fe Snyder shareholders will receive 0.22 of a share of Devon common stock for each Santa Fe Snyder common share. As a result, Santa Fe Snyder shareholders will own approximately 32 percent of the combined company. Devon shareholders will own approximately 68 percent.

The merger is expected to be non-taxable to the shareholders of both companies. The board of directors of each company has unanimously approved the merger. However, the merger is subject to shareholder approval and other conditions outlined below.


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The accounting method for the merger is expected to be a "pooling of interests."
However, such method is not a condition of the transaction. Devon expects to remain on the "full cost" method of accounting.

                                   MANAGEMENT

J. Larry Nichols, Devon's current Chief Executive Officer, will be President and Chief Executive Officer. James L. Payne, Santa Fe Snyder's current Chief Executive Officer, will serve as Vice-Chairman. James L. Pate, Devon's current Chairman, will serve as Chairman of the Board.

Devon's executive staff will continue in their current capacities. Santa Fe Snyder also will contribute executive staff to augment the strength of the management team.

The size of the combined board of directors has not yet been determined. However, the restructured board will be composed of approximately two-thirds Devon members and one-third Santa Fe Snyder members.

                              THE COMBINED COMPANY

The combined company's proved reserves would be 53 percent oil and 47 percent natural gas. North American reserves, which represent 76 percent of total, are 58 percent natural gas.

On a pro forma basis, the companies produced approximately 30 million barrels of oil equivalent in the first quarter of 2000. For the full year, on a pro forma basis, the company expects to produce between 115 and 125 million barrels of oil equivalent.

Based upon preliminary estimates, the combined company will have a capital structure consisting of approximately 126 million common shares outstanding, $150 million in preferred securities, about $1.7 billion of net long-term debt and other long-term liabilities of $400 million. The $1.7 billion debt figure excludes certain Devon debentures that are exchangeable into Chevron common stock. (Devon owns 7.1 million shares of Chevron.) Devon believes that the proposed merger would be accretive to many of its operating statistics, including oil and gas production per share, net earnings per share and cash margin per share.


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                            DEVON ENERGY CORPORATION
                        PRELIMINARY PRO FORMA INFORMATION
                                   (UNAUDITED)

                                                ACTUAL     PRO FORMA         % CHANGE
Proved reserves at 12/31/99 (MMBOE)
  U.S                                            422              679               61%
  Canada                                         121              121               --
  International                                  127              256              102%
                                                ----           ------
  Total                                          670            1,056               58%

Gas/Liquids Ratio (%)
  North America                                58/42            58/42
  Total                                        47/53            47/53

First Quarter 2000
  Net daily production (MBOE)                    208              331               59%
  Cash margin (revenues less cash
    expenses)                                $200 MM          $322 MM               61%

Shares outstanding                             86 MM           126 MM               47%

THE ABOVE DATA ARE PRELIMINARY ESTIMATES AND ARE UNAUDITED. ACTUAL AUDITED RESULTS, WHEN AVAILABLE, COULD BE MATERIALLY DIFFERENT THAN THOSE PRESENTED.

                           OTHER TERMS AND CONDITIONS

The transaction is subject to approval by the shareholders of both companies as well as expiration of the Hart-Scott-Rodino waiting period and other customary closing conditions. Both Devon and Santa Fe Snyder intend to hold special shareholders' meetings as soon as practicable following completion of SEC review of the companies' proxy materials. Completion of the merger is expected in the third quarter of 2000.

In connection with the proposed merger, Devon and Santa Fe Snyder have granted each other the right to purchase newly-issued shares representing 19.9 percent of each other's outstanding common shares. The companies also granted each other the right to receive a three percent termination fee, subject to certain conditions.

Morgan Stanley Dean Witter acted as financial advisor to Devon and provided a fairness opinion. Chase Securities acted as financial advisor to Santa Fe Snyder and provided a fairness opinion.


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Santa Fe Snyder Corporation is an independent oil and gas company with operations in the United States, Southeast Asia, South America and West Africa. Santa Fe Snyder common stock trades on the New York Stock Exchange under the symbol SFS.

Devon Energy Corporation is an independent energy company engaged in oil and gas property acquisition, exploration and production. It is one of the top 10 public independent oil and gas companies based in the United States, as measured by oil and gas reserves. Devon's Canadian operations are conducted by its subsidiary, Northstar Energy Corporation. Shares of Devon Energy Corporation trade on the American Stock Exchange under the symbol DVN.

                                INVESTOR NOTICES

This press release includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the companies' merger and strategic plans, expectations and objectives for future operations. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, reserve estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SEC BY DEVON AND SANTA FE SNYDER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY DEVON AND SANTA FE SNYDER WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO DEVON) MAY ALSO BE OBTAINED FOR FREE FROM DEVON BY DIRECTING SUCH REQUEST TO: DEVON ENERGY CORPORATION, 20 NORTH BROADWAY, SUITE 1500, OKLAHOMA CITY, OKLAHOMA 73102-8260, ATTENTION: INVESTOR RELATIONS,
TELEPHONE: (405) 552-4570, E-MAIL: NAKITA.RIZZO@DVN.COM. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO SANTA FE SNYDER) MAY ALSO BE OBTAINED FOR FREE FROM SANTA FE SNYDER BY DIRECTING SUCH REQUEST TO:
SANTA FE SNYDER


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CORPORATION, 840 GESSNER, SUITE 1400, HOUSTON, TEXAS 10023, ATTENTION: INVESTOR
RELATIONS, TELEPHONE: (713) 507-5307, E-MAIL: nperry@santafe-snyder.com.

Devon, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Devon's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in Devon's filing with the SEC under Rule 425 on May 26, 2000.

Santa Fe Snyder, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Santa Fe Snyder's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in Santa Fe Snyder's filing with the SEC under Rule 14a-12 on May 26, 2000.


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